UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
26 June 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BIG HEART PET BRANDS

File Nos. 333-107830-05 & 1-14335 -- CF# 31024

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BIG HEART PET BRANDS (formerly DEL MONTE CORPORATION and successor to Del Monte Foods Company) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information Del Monte Foods Company excluded from Exhibits to a Form 8-K filed on November 6, 2008, and a Form 10-Q filed on March 4, 2011, and for information DEL MONTE CORPORATION excluded from Exhibits to a Form 10-Q filed on March 13, 2012, and a Form 10-Q filed on December 9, 2013.

Based on representations by BIG HEART PET BRANDS that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	8-K	November 6, 2008	through April 30, 2017
10.15	10-Q	March 4, 2011	through April 30, 2017
10.16	10-Q	March 4, 2011	through April 30, 2017
10.18	10-Q	March 4, 2011	through April 30, 2017
10.19	10-Q	March 4, 2011	through April 30, 2017
10.1	10-Q	March 13, 2012	through April 30, 2017
10.6	10-Q	December 9, 2013	through April 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary